APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sol Cinema Cafe
Balance Sheet
As of February 11, 2020

	Feb 11, 20
ASSETS	
Current Assets	
Checking/Savings	
City National Bank	7,521.99
Paypal Account	633.85
Total Checking/Savings	8,155.84
Total Current Assets	8,155.84
Fixed Assets	
Furniture and Equipment	219.64
Leasehold Improvements	34,131.38
Total Fixed Assets	34,351.02
TOTAL ASSETS	**42,506.86**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	11,634.82
Total Accounts Payable	11,634.82
Other Current Liabilities	
Investment Loan - Cogitare	99,830.50
Other Liabilities	7,000.00
Total Other Current Liabilities	106,830.50
Total Current Liabilities	118,465.32
Total Liabilities	118,465.32
Equity	
Capital Investment	11,000.00
Retained Earnings	-61,566.48
Net Income	-25,391.98
Total Equity	-75,958.46
TOTAL LIABILITIES & EQUITY	**42,506.86**

I, Moikgantsi Kgama , certify that:

1. The financial statements of Sol Cinema Cafe included in this Form are true and complete in all material respects; and

2. The tax return information of Sol Cinema Cafe has not been included in this Form as Sol Cinema Cafe was formed on 03/26/2019 and has not filed a tax return to date.

Signature
DocuSigned by:

Moikgantsi Kgama

AF41B6D9864B4DB...

Name: Moikgantsi Kgama

Title: Chief Executive Officer